CUSIP No. 949759104                                          Page 18 of 22 Pages


EXHIBIT 4: LETTER OF OCTOBER 5, 2000

(stationary of PL Capital LLC)

October 5, 2000


Mr. Lawrence Kruse
Wells Financial Corp.
53 First Street, SW
Wells, MN 56097


Dear Larry:

As you know, in early July, John Morrison, Kurt Weise, John Palmer and I visited you for the purpose of introducing ourselves, disclosing our ownership interest in Wells and opening a dialogue with you regarding potential opportunities for Wells Financial to merge with or be acquired by Mr. Morrison and/or various entities affiliated with Mr. Morrison. At that time, we had discussions about the potential benefits to Wells' shareholders, customers and employees of an affiliation with a larger banking organization. Subsequently, we sent you a letter dated July 21, 2000, which outlined a variety of ways Wells could benefit from such an affiliation and suggested potential forms such an affiliation could take. In that letter, we stated that we looked forward to having the opportunity to create a transaction that would have a current value to Wells shareholders in the range of $15.00 to $17.00, a 30-45% premium to Wells trading price at that time. Three weeks later, in a letter dated August 16th, you notified Mr. Morrison that the Board of Wells had engaged an outside firm to assist the Board in exploring all options and to provide an independent analysis of those options, a process you expected to complete in 60-90 days.

We are surprised, and as shareholders of Wells concerned, that it has taken so long to begin the process of exploring strategic alternatives. Consequently, on numerous occasions over the past three months we contacted Well's outside advisory firm, Capital Resources, to inquire as to the status of the advisory and valuation process. Our goal was to initiate serious discussions about our interest in Wells and to begin the due diligence process, hopefully leading to a definitive and formal offer. We were repeatedly informed that the management and Board of Wells were not prepared to respond to our initial overture until Capital Resources had completed a valuation of Wells and discussed it fully with Wells's Board.

This morning, we called you to directly express our concerns over the lack of progress since we first contacted Wells three months ago. Quite frankly, we were distressed by your response. In summary, you stated that the Company had many other things to do and our interest in acquiring Wells was not of sufficient importance to justify calling a special meeting of the Board. Additionally, you indicated that our interest in acquiring Wells was probably a higher priority to us than it was to Wells.

As one of Wells largest outside shareholders, we view the evaluation of potential offers for the Company as one of the Board of Directors' highest priorities. This as an important opportunity that Well's Board and management would be negligent not to pursue. Consequently, we strongly suggest that you seek the advice of external legal counsel as to the Board of Directors' duties and responsibilities in these circumstances.

CUSIP No. 949759104                                          Page 19 of 22 Pages


Notwithstanding our frustrations, we remain interested in pursuing a transaction with Wells that would benefit Well's shareholders, customers and employees. We look forward to hearing from you or your advisors no later than October 19th.


Sincerely,

/s/ Richard Lashley

Richard Lashley
Principal

cc:      Board of Directors:
         -------------------
         Mr. Gerald Bastian
         50 Valley Ridge Court
         Mankato, MN 56001

         Mr. Richard Mueller
         602 8th Street SW
         Wells, MN 56097

         Mr. David Buesing
         393 2nd Avenue SW
         Wells, MN 56097

         Mr. Randel Bichler
         760 7th Avenue SW
         Wells, MN 56097

         Mr. Dale Stallkamp
         411 S. Grove Street
         Suite 4
         Blue Earth, MN 56013